UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

3rd Floor, No. 168 Fengqi Road,

Jimei District, Xiamen City, Fujian Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Pop Culture Group Co., Ltd Announces Share Consolidation

Pop Culture Group Co., Ltd (the “Company”), an exempted company limited by shares incorporated under the laws of Cayman Islands, today announced that the Company plans to effect a share consolidation of the Company’s issued and unissued Class A and Class B ordinary shares (the “Share Consolidation”). As a result of the Share Consolidation, each 10 Class A and Class B ordinary shares, par value US$0.001 per share, outstanding will automatically combine and convert into one issued and outstanding ordinary share, par value US$0.01 per share, without any action on the part of the shareholders.

The Share Consolidation will be effective at 5:00 p.m. Cayman Islands time on October 26, 2023. Beginning with the opening of trading on October 27, 2023, the Company’s Class A ordinary shares will trade on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “CPOP,” but under a new CUSIP number of G71700119. No fractional shares will be issued in connection with the Share Consolidation. All fractional shares will be rounded up to the whole number of shares. Immediately following the Share Consolidation, the authorized share capital of the Company will be US$50,000 divided into 4,400,000 Class A ordinary shares of par value US$0.01 per share and 600,000 Class B ordinary shares of par value US$0.01 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: October 26, 2023	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer